OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Hendrix, Jr., Leon J		Keithley Instruments, Inc. KEI
	340 Surfsong Rd.	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			March 10, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Kiawah Island, SC 29455 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares													10,000		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common Stock Option		$4.40625		2/14/98

	Common Stock Option		$3.78125		2/13/99

	Common Stock Option		$17.78125		2/12/00

	Common Stock Option		$36.85		2/17/01

	Common Stock Option		$19.23		2/16/02

	Common Stock Option		$10.70		2/15/03

	Phantom Stock Units		$7.656		9/19/95

	Phantom Stock Units		$7.938		12/14/95

	Phantom Stock Units		$8.313		12/21/95

	Phantom Stock Units		$7.50		2/22/96

	Phantom Stock Units		$7.188		5/15/96

	Phantom Stock Units		$4.563		7/26/96

	Phantom Stock Units		$4.563		9/11/96

	Phantom Stock Units		$4.625		9/12/96

	Phantom Stock Units		$5.00		12/12/96

	Phantom Stock Units		$5.063		12/12/96

	Phantom Stock Units		$4.625		2/21/97

	Phantom Stock Units		$4.375		5/15/97

	Phantom Stock Units		$5.438		7/23/97

	Phantom Stock Units		$5.875		9/24/97

	Phantom Stock Units		$5.906		9/24/97

	Phantom Stock Units		$5.00		12/9/97

	Phantom Stock Units		$5.063		12/9/97

	Phantom Stock Units		$4.38		2/18/98

	Phantom Stock Units		$4.063		5/6/98

	Phantom Stock Units		$4.094		5/6/98

	Phantom Stock Units		$3.250		7/21/98

	Phantom Stock Units		$3.313		7/21/98

	Phantom Stock Units		$2.563		9/18/98

	Phantom Stock Units		$2.594		9/18/98

	Phantom Stock Units		$2.469		10/23/98

	Phantom Stock Units		$3.6065		12/12/98

	Phantom Stock Units		$3.8963		2/19/99

	Phantom Stock Units		$4.0831		5/7/99

	Phantom Stock Units		$4.219		7/19/99

	Phantom Stock Units		$7.00		9/14/99

	Phantom Stock Units		$10.00		12/6/99

	Phantom Stock Units		$10.125		12/6/99

	Phantom Stock Units		$17.5625		2/14/00

	Phantom Stock Units		$30.3125		5/10/00

	Phantom Stock Units		$55.8125		7/25/00

	Phantom Stock Units		$64.00		9/13/00

	Phantom Stock Units		$47.4470		12/11/00

	Phantom Stock Units		$31.700		2/21/01

	Phantom Stock Units		$28.060		5/8/01

	Phantom Stock Units		$18.510		7/23/01

	Phantom Stock Units		$15.720		9/17/01

	Phantom Stock Units		$17.10		12/10/01

	Phantom Stock Units		$19.0971		2/20/02

	Phantom Stock Units		$18.40		5/6/02

	Phantom Stock Units		$14.310		7/22/02

	Phantom Stock Units		$14.94		9/9/02

	Phantom Stock Units		$12.4147		12/6/02

	Phantom Stock Units		$11.25		2/18/03

	Phantom Stock Units		$10.7573		3/10/03				A			70.45

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	8/15/98	2/14/08		Common Stk	10,000		$ -		10,000		D

	8/14/99	2/13/09		Common Stk	10,000		$ -		10,000		D

	8/13/00	2/12/10		Common Stk	10,000		$ -		10,000		D

	8/18/01	2/17/11		Common Stk	10,000		$ -		10,000		D

	8/18/02	2/16/12		Common Stk	10,000		$ -		10,000		D

	8/16/03	2/15/13		Common Stk	10,000		$ -		10,000		D

	(1)	(1)		Common Stk	549.18		$ -		549.18		D

	(1)	(1)		Common Stk	509.36		$ -		509.36		D

	(1)	(1)		Common Stk	15.80		$ -		15.80		D

	(1)	(1)		Common Stk	570.72		$ -		570.72		D

	(1)	(1)		Common Stk	595.16		$ -		595.16		D

	(1)	(1)		Common Stk	354.90		$ -		354.90		D

	(1)	(1)		Common Stk	291.54		$ -		291.54		D

	(1)	(1)		Common Stk	446.10		$ -		446.10		D

	(1)	(1)		Common Stk	375.64		$ -		375.64		D

	(1)	(1)		Common Stk	810.04		$ -		810.04		D

	(1)	(1)		Common Stk	783.00		$ -		783.00		D

	(1)	(1)		Common Stk	818.40		$ -		818.40		D

	(1)	(1)		Common Stk	899.72		$ -		899.72		D

	(1)	(1)		Common Stk	130.26		$ -		130.26		D

	(1)	(1)		Common Stk	210.74		$ -		210.74		D

		(1)		Common Stk	195.08		$ -		195.08		D

		(1)		Common Stk	766.16		$ -		766.16		D

		(1)		Common Stk	845.88		$ -		845.88		D

		(1)		Common Stk	188.80		$ -		188.80		D

		(1)		Common Stk	705.76		$ -		705.76		D

		(1)		Common Stk	94.70		$ -		94.70		D

		(1)		Common Stk	573.92		$ -		573.92		D

		(1)		Common Stk	371.98		$ -		371.98		D

		(1)		Common Stk	1026.04		$ -		1026.04		D

		(1)		Common Stk	468.36		$ -		468.36		D

		(1)		Common Stk	1142.66		$ -		1142.66		D

		(1)		Common Stk	991.16		$ -		991.16		D

		(1)		Common Stk	933.12		$ -		933.12		D

		(1)		Common Stk	1047.14		$ -		1047.14		D

		(1)		Common Stk	513.40		$ -		513.40		D

	(1)	(1)		Common Stk	453.18		$ -		453.18		D

	(1)	(1)		Common Stk	4,286.00		$ -		4,286.00		D

	(1)	(1)		Common Stk	233.76		$ -		233.76		D

	(1)	(1)		Common Stk	138.78		$ -		138.78		D

	(1)	(1)		Common Stk	85.25		$ -		85.25		D

	(1)	(1)		Common Stk	55.82		$ -		55.82		D

	(1)	(1)		Common Stk	101.34		$ -		101.34		D

	(1)	(1)		Common Stk	132.24		$ -		132.24		D

	(1)	(1)		Common Stk	178.45		$ -		178.45		D

	(1)	(1)		Common Stk	270.47		$ -		270.47		D

	(1)	(1)		Common Stk	227.40		$ -		227.40		D

	(1)	(1)		Common Stk	294.18		$ -		294.18		D

	(1)	(1)		Common Stk	242.10		$ -		242.10		D

	(1)	(1)		Common Stk	255.47		$ -		255.47		D

	(1)	(1)		Common Stk	377.92		$ -		377.92		D

	(1)	(1)		Common Stk	242.93		$ -		242.93		D

	(1)	(1)		Common Stk	498.00		$ -		498.00		D

	(1)	(1)		Common Stk	491.77		$ -		491.77		D

	(1)	(1)		Common Stk	70.45		$ -		70.45		D

Explanation of Responses:

(1) The phantom stock units were accrued under the Keithley Instruments, Inc. Deferred Stock Plan and are to be settled in common stock upon the retirement from the Board of the reporting person.

Mark J. Plush, Attorney-in Fact	3/10/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.